SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated October 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: October 13, 2005	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

NOTICE TO US HOLDERS

Reference is made to the joint announcement of PCCW, PCCW Mobile and SUNDAY dated 27th September, 2005 ("Announcement") in relation to the proposed privatisation of SUNDAY by PCCW Mobile by way of a scheme of arrangement. Unless otherwise defined herein, capitalised terms and expressions shall have the meanings as used in the Announcement.

This business combination is made for the securities of a foreign company. The Scheme is subject to disclosure requirements of Hong Kong that are different from those of the US. Any financial statements to be included in the Scheme document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for ADS holders to enforce their rights and any claim ADS holders may have arising under US federal securities laws, since PCCW and SUNDAY are located in Hong Kong and PCCW Mobile is located in the British Virgin Islands, and some or all of their respective officers and directors may be residents of Hong Kong or other foreign countries. ADS holders may not be able to sue any of PCCW, SUNDAY or PCCW Mobile or their officers or directors in Hong Kong or another foreign court for violations of US securities laws. It may be difficult to compel any of PCCW, SUNDAY, PCCW Mobile or their affiliates to subject themselves to a US court’s judgment.

ADS holders should be aware that SUNDAY may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

PUBLIC FLOAT - WAIVER IN RESPECT OF SUNDAY SHARES

SUNDAY has been granted a waiver by the Stock Exchange under Rule 8.08(1)(c) of the Listing Rules from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period of one month upon the expiry of the existing waiver on 8th October, 2005.

Reference is made to the joint announcements of SUNDAY, PCCW Mobile and PCCW on 9th September, 2005 and 27th September, 2005 (the “Announcements”). Unless otherwise defined herein, capitalized terms and expressions shall have the same meanings as used in the Announcements.

PUBLIC FLOAT - WAIVER IN RESPECT OF SUNDAY SHARES

In light of the Proposal and the Scheme, SUNDAY has been granted a waiver by the Stock Exchange under Rule 8.08(1)(c) of the Listing Rules from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period of one month upon the expiry of the existing waiver on 8th October, 2005.

Rule 8.08(1)(a) of the Listing Rules requires that at least 25% of SUNDAY’s total issued share capital must at all times be held by the public. Further, under the Listing Rules, for so long as less than 25% of the Shares are held by the public, the Stock Exchange will monitor closely all trading in Shares to ensure a false market in Shares does not develop and may suspend the Shares if there is any unusual price movement.

By Order of the Board
SUNDAY Communications Limited
Raymond Wai Man Mak
Company Secretary

Hong Kong, 10th October, 2005

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary;
Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-Executive Director:
Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the SUNDAY Group, the omission of which would make any statement in this announcement misleading.